FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Proposed sale of Telefonica Publicidad e Informacion (TPI)	3

Pursuant to the provisions of Section 82 of the Securities Market Law (Ley del Mercado de Valores), TELEFONICA S.A. hereby gives notice of the following

SIGNIFICANT EVENT

Having analyzed the offers received within the framework for the sale of the equity interest of TELEFONICA, S.A. (hereinafter, "TELEFONICA") in the capital of TELEFONICA PUBLICIDAD E INFORMACION, S.A. (hereinafter, "TPI"), TELEFONICA has decided to sign the contract committing to the formulation and acceptance of a Public Tender Offer with the English telephone directory company YELL GROUP plc (hereinafter, "YELL"). The price of the offer submitted by YELL is 8.50 euros per share (ex-dividend), which entails a total price of 1,838 million euros for 59.905% of the share capital of TPI currently owned by TELEFÓNICA. In this regard, the shareholders acting at the General Shareholders' Meeting of TPI held in Madrid on 8 April 2006 approved the distribution of a dividend of 0.40 euros per share, which will be paid on 5 May 2006.

Pursuant to the foregoing, TELEFONICA has today formalized an agreement with YELL pursuant to which YELL has agreed to submit to the National Securities Market Commission [Comision Nacional del Mercado de Valores] (hereinafter, "CNMV") the request for authorization of a Public Tender Offer (hereinafter, the "Offer") for all of the shares of TPI, and TELEFONICA has agreed to accept the offer with respect to all of the shares of TPI that it owns, pursuant to the terms and conditions of the above-referenced agreement.

TELEFONICA may be released from its commitment to accept this Offer in the event that a competing public offer authorized by the CNMV offers consideration of more than 10% above the initial price of the YELL offer, i.e., greater than 9.35 euro per share, unless YELL decided to improve such offer.

The Offer is subject to obtaining the relevant administrative authorizations and the approval of the shareholders acting at the General Shareholders' Meeting of YELL.

Madrid, 28 April 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 28th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors